Exhibit 99.1

Nisun International Reports Financial Results for Fiscal Year 2022

SHANGHAI, China, August 8, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced its financial results for the fiscal year ended December 31, 2022.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “We are pleased to end fiscal year 2022 with solid financial performance, despite the uncertain market conditions during this period. Our total revenue reached $234.2 million in fiscal year 2022, representing an increase of 46% from fiscal year 2021, demonstrating our strong capabilities to execute strategic initiatives successfully. In fiscal year 2022, we have been committed to scaling our supply chain trading business, particularly agricultural supply chain operations. While acknowledging the challenges in our existing business, we have been actively seeking qualified partners for new business opportunities. As mentioned in our recent press releases, many of our new business partnerships established beyond their infancy, we expect to distinguish ourselves from other industry participants by prioritizing the expansion of our business, providing quality supply chain services to our clients and improving our brand awareness. In the second half of 2023 and beyond, we will continue to deepen the comprehensive coverage and dynamic cycle of the agricultural supply chain to support China’s grand strategy of rural revitalization. We will also continue to focus on enhancing our operating efficiency, aiming to sustain our long-term competitiveness in the market and creating long-term value for our shareholders.”

Financial Results for the Fiscal Year Ended December 31, 2022

All comparisons made on a year-over-year (“yoy”) basis.

Revenue

●	Total revenue increased by 46% to $234.2 million from $160.2 million in fiscal year 2021, primarily with increases in revenue from supply chain trading sales. The increase in total revenues was primarily due to the Company’s ability to expand its business, attract higher quality customers, and achieve a higher customer retention.

●	Revenue from Supply Chain Trading Business increased by 110% to $143.4 million from $68.1 million in fiscal year 2021, primarily due to the Company’s expansion of its supply chain trading business in various industries such as the agricultural industry and retail industry.

●	Revenue from Financing Services slightly decreased by 1% to $90.8 million from $92.1 million in the prior year period.

●	Revenues generated from the Small and Medium Enterprise (SME) financing solutions business increased modestly to $87.3 million from $87.1 million in the prior year period.

●	Revenue generated from supply chain financing solutions decreased by 28% to $3.5 million from $4.9 million in the prior year period, primarily due to the reason that the Company shifted the focus of business development from the supply chain financing solutions to supply chain trading.

	For the Year ended December 31,				Changes
	2022	%	2021	%	($)	(%)
Revenue from Supply Chain Trading Business	$143,361,714	61%	$68,132,237	43%	$75,229,477	110%
Revenue from financing services:
SME financing solutions	87,269,959	37%	87,133,963	54%	135,996	0%
Supply chain financing solutions	3,542,592	2%	4,930,289	3%	(1,387,697)	(28)%
Other financing solutions	-	0%	3,222	0%	(3,222)	(100)%
Total revenue from financing service	90,812,551	39%	92,067,474	57%	(1,254,923)	(1)%
Total revenue	$234,174,265	100%	$160,199,711	100%	$73,974,554	46%

Cost of revenue

Cost of revenue was $197.1 million, compared to $106.2 million in the prior year period, representing an increase of 86%. The increase was primarily attributable to increases in cost of revenue from supply chain trading business.

Gross Profit

Gross profit decreased by 31% to $37.0 million, from $54.0 million in the prior year period. The decrease was primarily due to the significant increase in the costs of third-party channels for SME financing solution services, adjusted by an increase in the gross profit of the Company’s supply chain trading business by 393%, which increase was primarily a result of the Company’s ability to expand its business, attract higher quality customers, and achieve higher customer retention. Gross margin was 15.8% and 33.7% for the fiscal year ended December 31, 2022 and 2021, respectively.

Operating Expenses

Total operating expenses increased by 22% to $19.3 million from $15.9 million in the prior year period. The increase was primarily attributable to increases in bad debt expenses, offset by the decrease in selling expenses, general and administrative expenses and research and development (“R&D”) expenses.

●	Selling expenses decreased by 15% to $2.0 million from $2.3 million in the prior year period. The decrease in selling expenses was mainly due to the Company’s building up its network in supply chain trading business in various industries and cutting its marketing expenses.

●	General and administrative expenses decreased by 3% to $11.3 million from $11.6 million in the prior year period. The decrease in general and administrative expenses was mainly because the Company paid a one-time agreement cancellation fee of $2.5 million in 2021, adjusted by the impairment loss on goodwill incurred in 2022 and increased expenses on business expansion.

●	R&D expenses was $1.6 million, unchanged from fiscal year 2021.

●	Bad debts expenses were $4.5 million, as compared to $0.3 million in the prior year period. The bad debts expenses incurred in 2022 were primarily because certain suppliers were not be able to fulfill their contractual obligations due to the COVID outbreaks in 2022.

Other Income (Expense), net

The Company had a net other income of $4.8 million, compared to $2.6 million in the prior year period. The increase was due to an increase in investment income from the short-term investments and investment in limited partnership.

Net Income

In fiscal year 2022, the Company achieved a net income of $17.8 million, compared to $30.5 million in the prior year. The decrease was primarily due to the significant increase in the costs of third-party channels.

Net Income per Share

Net income per share was $4.42 in fiscal year 2022, compared to $14.13 in the prior year period. The weighted average number of shares was 3,986,359 and 2,150,683 in the fiscal year ended December 31, 2022 and 2021, respectively.

Financial Condition and Cash Flow

As of December 31, 2022, the Company had cash, cash equivalents and restricted cash of $67.3 million, compared to $91.6 million as of December 31, 2021.

In the fiscal year ended December 31, 2022, net cash used in operating activities was approximately $29.0 million, net cash provided by investing activities was $17.8 million, and net cash used in financing activities was $8.3 million.

In the fiscal year ended December 31, 2021, net cash provided by operating activities was approximately $23.9 million, net cash used in investing activities was $25.3 million, and net cash provided by financing activities was $70.5 million.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 (917) 609-0333

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$63,901,329	$91,447,620
Restricted cash	3,417,244	179,421
Short-term investments	11,700,400	40,666,617
Accounts receivable, net	18,931,346	18,516,150
Advance to suppliers, net	46,968,549	9,213,279
Receivables from supply chain solutions	43,475,981	59,792,613
Inventories	31,609,877	3,979,653
Prepaid expenses and other current assets	10,890,083	4,002,675
TOTAL CURRENT ASSETS	230,894,809	227,798,028

NON-CURRENT ASSETS:
Property and equipment, net	719,574	464,156
Intangible assets, net	1,795,234	2,850,853
Right-of-use assets, net	3,349,432	479,473
Equity investments	373,292	404,022
Investment in limited partnership	14,913,539	16,207,152
Goodwill	23,814,005	25,774,402
Deferred tax assets, net	310,577	-
Long term investment	7,249,319	-
TOTAL NON-CURRENT ASSETS	52,524,972	46,180,058
TOTAL ASSETS	$283,419,781	$273,978,086

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$40,925,155	$34,997,401
Short-term bank loans	434,959	784,609
Accrued expenses and other current liabilities	6,090,582	3,575,836
Operating lease liabilities - current	1,008,766	337,698
Payables to supply chain solutions	9,122,978	25,922,931
Advances from customers	21,827,387	3,429,103
Taxes payable	2,748,474	8,851,898
Loan from related party	8,028,965	10,528,965
Due to related parties - current	282,724	295,336
TOTAL CURRENT LIABILITIES	90,469,990	88,723,777

Operating lease liabilities – non-current	2,425,597	148,988
Deferred tax liabilities	727,326	504,033
TOTAL LIABILITIES	93,622,913	89,376,798

SHAREHOLDERS’ EQUITY*:
Class A common stock, $0.01 par value, 30,000,000 and 4,000,000 shares authorized, 4,006,263 and 3,981,263 shares issued, and 3,944,075 and 3,981,263 shares outstanding as of December 31, 2022 and 2021, respectively	40,063	39,813
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2022 and 2021	-	-
Treasury shares	(355,844)	-
Additional paid-in capital	130,503,387	130,318,637
Retained earnings	53,214,304	37,819,226
Statutory reserves	9,167,845	6,942,111
Unearned compensation	-	(125,630)
Accumulated other comprehensive income	(6,937,950)	5,632,199
COMMON SHAREHOLDERS’ EQUITY	185,631,805	180,626,356
Non-controlling interests	4,165,063	3,974,932
TOTAL SHAREHOLDERS’ EQUITY	189,796,868	184,601,288
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$283,419,781	$273,978,086

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2022	2021	2020
REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$87,269,959	$87,133,963	$40,779,794
Supply Chain financing solutions	3,542,592	4,930,289	1,369,859
Other financing solutions	-	3,222	40,538
Total revenue generated from services	90,812,551	92,067,474	42,190,191
Revenue generated from sales:
Supply chain trading business	143,361,714	68,132,237	-
Total revenues	234,174,265	160,199,711	42,190,191

COST OF REVENUE:
Cost of revenue - services	(55,472,076)	(37,989,001)	(19,740,267)
Cost of revenue - sales	(140,880,063)	(67,628,806)	-
Business and sales related taxes	(772,830)	(533,760)	(233,389)
GROSS PROFIT	37,049,296	54,048,144	22,216,535

OPERATING EXPENSES:
Selling expenses	1,977,617	2,323,403	3,181,810
General and administrative expenses	11,288,871	11,641,567	8,188,736
Research and development expenses	1,563,718	1,599,728	817,770
Bad debt expense	4,509,634	294,536	-
Total operating expenses	19,339,840	15,859,234	12,188,316
INCOME FROM OPERATIONS	17,709,456	38,188,910	10,028,219

OTHER INCOME (EXPENSE):
Interest and investment income	2,790,768	2,122,903	585,177
Other income (expense), net	2,021,688	464,210	244,274
Total other income, net	4,812,456	2,587,113	829,451

INCOME BEFORE PROVISION FOR INCOME TAXES	22,521,912	40,776,023	10,857,670

PROVISION FOR INCOME TAXES	4,741,854	10,269,501	941,064
NET INCOME FROM CONTINUING OPERATIONS	17,780,058	30,506,522	9,916,606

DISCONTINUED OPERATIONS:
(Loss) from discontinued operations, net of tax	-	-	(23,107,066)
Net gain on sale of discontinued operations, net of tax	-	-	136,050
NET (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	-	-	(22,971,016)
NET INCOME (LOSS)	17,780,058	30,506,522	(13,054,410)
Net (income) attributable to non-controlling interests	(159,246)	(126,161)	(37,380)
NET INCOME (LOSS) - Nisun International’s shareholders	$17,620,812	$30,380,361	$(13,091,790)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(12,576,380)	2,039,011	5,507,420
COMPREHENSIVE INCOME (LOSS)	5,044,432	32,419,372	(7,584,370)
Comprehensive loss attributable to non-controlling interests	6,231	2,051	2,172
COMPREHENSIVE INCOME (LOSS)	$5,050,663	$32,421,423	$(7,582,198)

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Income from continuing operations	$4.42	$14.13	$5.32
Income (loss) from discontinued operations	-	-	(12.36)
NET EARNINGS (LOSS) PER COMMON SHARE	$4.42	$14.13	$(7.04)

Weighted average number of shares outstanding-basic and diluted*	3,986,359	2,150,683	1,858,767

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$17,780,058	$30,506,522	$(13,054,410)
Net (loss) from discontinued operations	-	-	(22,971,016)
Net income from continuing operations	17,780,058	30,506,522	9,916,606
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,113,732	2,180,038	1,686,518
Stock-based compensation	125,630	498,825	1,097,415
Shares issued for compensation	185,000	71,175	-
Bad debt expense	4,509,634	294,536	-
Impairment of goodwill	777,329	-	-
Loss on disposition of property and equipment	1,385	190,301	42,534
(Income) from investments	(541,578)	(808,464)	(169,720)
Deferred tax (benefit) expense	271,907	275,749	(584,760)
Changes in operating assets and liabilities:
Accounts receivable	(2,075,274)	(13,294,924)	573,418
Advance to suppliers, net	(39,859,386)	(9,213,279)	-
Prepaid expenses and other current assets	(4,734,501)	(3,464,939)	16,009
Receivables from supply chain solutions	11,372,841	(48,202,128)	(10,741,981)
Inventories	(25,530,993)	(3,931,400)	-
Accounts payable	7,693,011	33,620,611	1,014,227
Advance from customers	19,085,377	3,375,769	(17,977)
Taxes payable	(5,574,048)	5,575,502	1,609,498
Other payables	-	2,576,570	(2,112,886)
Payable to supply chain solutions	(15,198,883)	25,608,622	-
Operating lease liabilities	(855,242)	(952,495)	(580,628)
Accrued expenses and other current liabilities	1,501,078	(1,049,489)	502,100
Net cash (used in) provided by operating activities from continuing operations	(28,952,923)	23,857,102	2,250,373
Net cash (used in) provided by operating activities from discontinued operations	-	-	436,389
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(28,952,923)	23,857,102	2,686,762

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(652,585)	(186,705)	(204,904)
Purchase of intangible assets	(74,710)	(18,281)	(94,400)
Proceeds from disposal of equipment	-	-	41,688
Cash (paid) received in connection with Nami acquisition	-	(7,007,905)	4,990,754
Cash paid in connection with acquisition, net of cash received	(530,322)	-	-
Investment in limited partnership	-	-	(15,589,966)
Cash received on disposal of discontinued operations	-	14,950,730	-
Proceeds from sale of short-term investments	78,595,280	4,894,270	-
Purchase of short-term investments	(51,567,746)	(39,526,099)	(3,065,134)
Purchase of Long-term investments	(7,430,511)	-	-
Collection of loans to third parties	-	1,643,203	11,019,545
Loans to third parties	(501,905)	-	(1,810,495)
Net cash provided by (used in) investing activities from continuing operations	17,837,501	(25,250,787)	(4,712,912)
Net cash (used in) investing activities from discontinued operations	-	-	(6,713)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	17,837,501	(25,250,787)	(4,719,625)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	445,831	784,609	-
Proceeds from issuance of common shares and pre-funded warrants	-	70,794,465	-
Proceeds from private placement	-	-	6,503,378
Proceeds from third-party loans	36,770,626	-	-
Repayment of short-term bank loans	(1,239,983)	-	-
Repayment of third-party loans	(41,491,973)	-	-
Repayment to related parties	(10,097)	(1,803,374)	(6,803,115)
Advances from related parties	-	-	1,303,556
Loan from related parties	-	-	10,528,965
Repayment of loan from related parties	(2,500,000)	-	-
Purchase of treasury shares	(355,844)	-	-
Capital contribution from non-controlling interest	37,116	751,841	3,065,134
Capital contribution by shareholder	-	-	4,550,000
Net cash (used in) provided by financing activities from continuing operations	(8,344,324)	70,527,541	19,147,918
Net cash (used in) financing activities from discontinued operations	-	-	(788,599)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(8,344,324)	70,527,541	18,359,319)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(4,848,722)	294,928	2,806,981
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(24,308,468)	69,428,784	19,133,437
Less: (decrease) in cash and cash equivalents from discontinued operations		-	(283,314)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	(24,308,468)	69,428,784	19,416,751

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	91,627,041	22,198,257	2,781,506

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$67,318,573	$91,627,041	$22,198,257

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$10,385,495	$5,546,082	$552,783
Cash paid for interest	$496,932	$370,356	$124,778

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Amount payable to related parties for business acquisition	$-	$-	$7,007,905
Issuance of shares for business acquisition	$-	$-	$18,330,776
Receivable from disposal of subsidiary	$289,973	$-	$14,950,730
Issuance of shares for share-based compensation	$-	$71,175	$1,721,870

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$63,901,329	$91,447,620	$22,135,310
Restricted cash	3,417,244	179,421	62,947
Total cash, cash equivalents and restricted cash	$67,318,573	$91,627,041	$22,198,257